FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Saphnelo approved in EU for SLE

16 February 2022 07:00 GMT

Saphnelo approved in the EU for the treatment of moderate to severe systemic lupus erythematosus

Saphnelo is a first-in-class type I interferon receptor antibody and the only new medicine in over a decade for patients with systemic lupus erythematosus

AstraZeneca's Saphnelo (anifrolumab) has been approved in the European Union as an add-on therapy for the treatment of adult patients with moderate to severe, active autoantibody-positive systemic lupus erythematosus (SLE), despite receiving standard therapy.

Saphnelo is the first biologic for SLE approved in Europe with an indication that is not restricted to patients with a high degree of disease activity. SLE is a serious and complex autoimmune condition that can affect any organ, and patients often experience inadequate disease control, long-term organ damage and poor health-related quality of life.1-3 There are approximately 250,000 people with SLE in Europe, and most are women who are diagnosed between the ages of 15 and 45.4

The approval by the European Commission was based on results from the Saphnelo clinical development programme, including the TULIP Phase III trials and the MUSE Phase II trial.5-7 Across clinical trials, more patients treated with Saphnelo experienced a reduction in overall disease activity across organ systems and achieved sustained reduction in oral corticosteroid (OCS) use compared to placebo.5-7 Minimising OCS use while reducing disease activity is an important treatment goal in SLE to reduce the risk of organ damage.8,9 The approval follows the recommendation by the Committee for Medicinal Products for Human Use of the European Medicines Agency in December 2021.

Ronald van Vollenhoven, Chair of Rheumatology and Director of the Amsterdam Rheumatology Center in Amsterdam, the Netherlands said, "In Europe, there have been limited treatment options for patients living with systemic lupus erythematosus and many patients face poor outcomes. Anifrolumab targets the type I interferon pathway, which is known to play a central role in lupus pathophysiology. Today's approval is an important step forward in treating this disease."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "Saphnelo is the first new medicine for systemic lupus erythematosus to gain approval in Europe in over a decade and is the only biologic not restricted to patients with a high degree of disease activity. Saphnelo has demonstrated clinically meaningful benefits and we look forward to bringing it to patients as quickly as possible."

The most frequent adverse reactions that occurred in patients who received Saphnelo in the controlled clinical trials included upper respiratory tract infection, bronchitis, infusion-related reactions and herpes zoster.5-7

Saphnelo was recently approved in the US, Japan and Canada for the treatment of SLE, and regulatory reviews are ongoing in additional countries. The Phase III trial in SLE using subcutaneous delivery has been initiated and additional Phase III trials are planned for lupus nephritis, cutaneous lupus erythematosus and myositis. 10,11

Notes

Financial considerations
AstraZeneca acquired global rights to Saphnelo through an exclusive license and collaboration agreement with Medarex, Inc. in 2004. The option for Medarex to co-promote the product expired on its acquisition by Bristol-Myers Squibb (BMS) in 2009. Under the agreement, AstraZeneca will pay BMS a low to mid-teens royalty for sales dependent on geography.

Systemic lupus erythematosus
SLE is an autoimmune disease in which the immune system attacks healthy tissue in the body.13 It is a chronic and complex disease with a variety of clinical manifestations that can impact many organs and can cause a range of symptoms, including pain, rashes, fatigue, swelling in joints and fevers.2 More than 50% of patients with SLE develop permanent organ damage, caused by the disease or existing treatments, which exacerbates symptoms and increases the risk of mortality.13,14

TULIP-1, TULIP-2 and MUSE
All three trials for Saphnelo (TULIP-1, TULIP-2 and MUSE) were randomised, double-blinded, placebo-controlled trials in patients with moderate to severe SLE who were receiving standard therapy.5-7 Standard therapy included at least one of the following: OCS, antimalarials and immunosuppressants (methotrexate, azathioprine or mycophenolate mofetil).5-7

The pivotal TULIP (Treatment of Uncontrolled Lupus via the Interferon Pathway) Phase III programme included two trials, TULIP-1 and TULIP-2, that evaluated the efficacy and safety of Saphnelo versus placebo.5,6 TULIP-2 demonstrated superiority across multiple efficacy endpoints versus placebo with both arms receiving standard therapy.5 In the trial, 362 eligible patients were randomised (1:1) and received a fixed-dose intravenous infusion of 300mg Saphnelo or placebo every four weeks.5 TULIP-2 assessed the effect of Saphnelo in reducing disease activity as measured by the BILAG-Based Composite Lupus Assessment (BICLA) scale.5 In TULIP-1, 457 eligible patients were randomised (1:2:2) and received a fixed-dose intravenous infusion of 150mg Saphnelo, 300mg Saphnelo or placebo every four weeks, in addition to standard therapy.6 The trial did not meet its primary endpoint based on the SLE Responder Index 4 (SRI4) composite measure.6

The MUSE Phase II trial evaluated the efficacy and safety of two doses of Saphnelo versus placebo.7 In MUSE, 305 adults were randomised and received a fixed-dose intravenous infusion of 300mg Saphnelo, 1,000mg Saphnelo or placebo every four weeks, in addition to standard therapy, for 48 weeks.7 The trial showed improvement versus placebo across multiple efficacy endpoints with both arms receiving standard therapy.7

Results from the TULIP-2 Phase III trial were published in The New England Journal of Medicine in January 2020, results from the TULIP-1 Phase III trial were published in The Lancet Rheumatology in December 2019 and results from the MUSE Phase II trial were published in Arthritis & Rheumatology in November 2016.

In SLE, along with the pivotal TULIP Phase III programme, Saphnelo continues to be evaluated in a long-term extension Phase III trial15 and a Phase III trial assessing subcutaneous delivery.10 In addition, AstraZeneca is exploring the potential of Saphnelo in a variety of diseases in which type I interferon (IFN) plays a key role, including lupus nephritis, cutaneous lupus erythematosus and myositis.11

Saphnelo
Saphnelo (anifrolumab) is a fully human monoclonal antibody that binds to subunit 1 of the type I IFN receptor, blocking the activity of type I IFN.7 Type I IFNs, such as IFN-alpha, IFN-beta and IFN-kappa, are cytokines involved in regulating the inflammatory pathways implicated in SLE.16-21 The majority of adults with SLE have increased type I IFN signalling, which is associated with increased disease activity and severity.16,22

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology, part of BioPharmaceuticals, is one of AstraZeneca's main disease areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage. The Company aims to transform the treatment of asthma and chronic obstructive pulmonary disease (COPD) by focusing on earlier biology-led treatment, eliminating preventable asthma attacks and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including SLE), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Centers for Disease Control and Prevention. Systemic Lupus Erythematosus (SLE). Available at: https://www.cdc.gov/lupus/facts/detailed.html [Last accessed: February 2022]
2.   American College of Rheumatology. Guidelines for referral and management of systemic lupus erythematosus in adults. Arthritis & Rheumatology. 1999; 42: 1785-1796.
3.   Touma Z, et al. Current and future therapies for SLE: obstacles and recommendations for the development of novel treatments. Lupus Sci Med. 2017; 4: e000239.
4.   Cornet A, et al. Living with systemic lupus erythematosus in 2020: a European patient survey. Lupus Sci Med. 2021; 8: e000469.
5.   Morand EF, et al. Trial of Anifrolumab in Active Systemic Lupus Erythematosus. N Engl J Med. 2020;382(3):211-221.
6.   Furie R, et al. Type I interferon inhibitor anifrolumab in active systemic lupus erythematosus (TULIP-1): a randomised, controlled, phase 3 trial. Lancet Rheumatol. 2019; 1 (4): e208-e219.
7.   Furie R, et al. Anifrolumab, an Anti-Interferon‐a Receptor Monoclonal Antibody, in Moderate‐to‐Severe Systemic Lupus Erythematosus. Arthritis Rheumatol. 2017; 69 (2) :376-386.
8.   Al Sawah S, et al. Effect of corticosteroid use by dose on the risk of developing organ damage over time in systemic lupus erythematosus-the Hopkins Lupus Cohort. Lupus Sci Med. 2015; 2 (1): e000066.
9.   Kabadi S, et al. Healthcare resource utilization and costs associated with long-term corticosteroid exposure in patients with systemic lupus erythematosus. Lupus. 2018; 27 (11): 1799-1809.
10.  ClinicalTrials.gov. Subcutaneous Anifrolumab in Adult Patients With Systemic Lupus Erythematosus (Tulip SC). Available at: https://clinicaltrials.gov/ct2/show/NCT04877691  [Last accessed: February 2022]
11.  AstraZeneca plc. Saphnelo (anifrolumab) approved in the US for moderate to severe systemic lupus erythematosus. Available at: https://www.astrazeneca.com/media-centre/press-releases/2021/saphnelo-approved-in-the-us-for-sle.html [Last accessed: February 2022]
12.  The Lupus Foundation of America. What is lupus? Available at: https://www.lupus.org/resources/what-is-lupus [Last accessed: February 2022]
13.  Bruce IN, et al. Factors associated with damage accrual in patients with systemic lupus erythematosus: results from the systemic lupus international collaborating Clinics (SLICC) inception cohort. Ann Rheum Dis. 2015; 74: 1706-1713
14.  Segura BT, et al. Damage accrual and mortality over long-term follow-up in 300 patients with systemic lupus erythematosus in a multi-ethnic British cohort. Rheumatol. 2020; 59 (3): 524-533.
15.  ClinicalTrials.gov. Long Term Safety of Anifrolumab in Adult Subjects With Active Systemic Lupus Erythematosus (TULIP SLE LTE). https://www.clinicaltrials.gov/ct2/show/NCT02794285 [Last accessed: February 2022].
16.  Lauwerys BR, et al. Type I interferon blockade in systemic lupus erythematosus: where do we stand? Rheumatol. 2014; 53: 1369-1376.
17.  Sarkar MK, et al. Photosensitivity and type I IFN responses in cutaneous lupus are driven by epidermal-derived interferon kappa. Ann Rheum Dis. 2018; 77: 1653-1664.
18.  Jefferies CA. Regulating IRFs in IFN Driven Disease. Front Immunol. 2019; 10: 325.
19.  Mai L, et al. The baseline interferon signature predicts disease severity over the subsequent 5 years in systemic lupus erythematosus. Arthritis Res Ther. 2021; 23: 29.
20.  López de Padilla CM, et al. The Type I Interferons: Basic Concepts and Clinical Relevance in Immune-mediated Inflammatory Diseases. Gene. 2016; 576 (101): 14-21.
21.  Rönnblom L, et al. Interferon pathway in SLE: one key to unlocking the mystery of the disease. Lupus Sci Med. 2019; 6 (1): e000270.
22.  Crow MK. Type I Interferon in the Pathogenesis of Lupus. J Immunol. 2014; 192 (12): 5459-5468.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 16 February 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary